UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________
AMENDMENT NO. 1
TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
___________________________________________
SILA REALTY TRUST, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, $0.01 par value per share
(Title of Class of Securities)
146280508
(CUSIP Number of Class of Securities)
Michael A. Seton
President and Chief Executive Officer
Sila Realty Trust, Inc.
1001 Water Street, Suite 800
Tampa, Florida 33602
813-287-0101
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Michael M. Mills, Jr.
Holland & Knight LLP
100 North Tampa Street
Suite 4100
Tampa, Florida 33602
(813) 227-6324
___________________________________________
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed by Sila Realty Trust, Inc., a Maryland corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on June 13, 2024 (together with any amendments or supplements thereto, including this Amendment, the “Schedule TO”), which relates to the offer by the Company to purchase for cash up to $50 million in value of shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a price specified by the tendering stockholders of not greater than $24.00 or less than $22.60 per Share, net to the seller in cash, less any applicable withholding taxes and without interest.
The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 13, 2024 (the “Offer to Purchase”), and in the related Letter of Transmittal and Important Instructions and Information, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).
This Amendment is being filed to amend and supplement the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.
Amendment to Offer to Purchase
The information set forth in the Offer to Purchase under the caption “Section 14. Certain Information About the Company” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding to the bullet-point list under the subheading entitled “Incorporation by Reference” the following:
•Our Current Report on Form 8-K filed on June 13, 2024.
Item 12.     Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:
"(a)(5)(B) Shareholder Letter, dated June 13, 2024
(a)(5)(C) Frequently Asked Questions, dated June 13, 2024"

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2024	Sila Realty Trust, Inc.

	By:	/s/ MICHAEL A. SETON
Michael A. Seton
President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated June 13, 2024

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Important Instructions and Information, dated June 13, 2024

(a)(1)(D)*	Odd Lot Certification Form

(a)(1)(E)*	Form of Withdrawal Letter

(a)(1)(F)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 13, 2024

(a)(5)(A)*	Press Release issued June 13, 2024

(a)(5)(B)**	Shareholder Letter, dated June 13, 2024

(a)(5)(C)**	Frequently Asked Questions, dated June 13, 2024

(d)(1)
Employment Agreement, by and among Carter Validus Mission Critical REIT II, Inc., Carter Validus Operating Partnership II, LP, CV Manager, LLC and Michael A. Seton, dated as of July 28, 2020 (included as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-55435) filed on July 29, 2020, and incorporated herein by reference).

(d)(2)
Amendment to Employment Agreement made and entered into on June 21, 2022, by and between Sila Realty Trust, Inc., Sila Realty Operating Partnership, LP, Sila Realty Management Company, LLC and Michael A. Seton (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 21, 2022, and incorporated herein by reference).

(d)(3)
Employment Agreement, by and among Carter Validus Mission Critical REIT II, Inc., Carter Validus Operating Partnership II, LP, CV Manager, LLC and Kay C. Neely, dated as of July 28, 2020 (included as Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 000-55435) filed on July 29, 2020, and incorporated herein by reference).

(d)(4)
Amendment to Employment Agreement made and entered into on June 21, 2022, by and between Sila Realty Trust, Inc., Sila Realty Operating Partnership, LP, Sila Realty Management Company, LLC and Mary (“Kay”) C. Neely (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 21, 2022, and incorporated herein by reference).

(d)(5)	Form of Deferred Stock Award Agreement (included as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-55435) filed on January 8, 2021, and incorporated herein by reference).

(d)(6)
Form of First Amendment to Deferred Stock Award Agreement (included as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-55435) filed on September 10, 2021, and incorporated herein by reference).

(d)(7)
Carter Validus Mission Critical REIT II, Inc. Amended and Restated 2014 Restricted Share Plan, dated March 6, 2020 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on March 10, 2020, and incorporated herein by reference).

(107)*	Filing Fee Table

*    Previously filed on Schedule TO, as amended, dated June 13, 2024
**    Filed herewith.